Exhibit 99.1

Convenience Translation

Fresenius Medical Care AG
Hof (Saale)

ISIN: DE0005785802 // WKN: 578580
ISIN: US3580291066 // CUSIP: 358029106

Invitation to the Annual General Meeting

We hereby invite our shareholders to the Annual General Meeting of Fresenius Medical Care AG (hereinafter also “Company”). The General Meeting will be held as an in-person meeting on Thursday, 22 May 2025 at 10:00 hours Central European Summer Time (CEST) at the Congress Center Messe Frankfurt, Ludwig-Erhard-Anlage 1, 60327 Frankfurt am Main, Germany.

I.	Agenda

1.	Presentation of the adopted annual financial statements and the approved consolidated financial statements, the management reports for Fresenius Medical Care AG and the group, the explanatory report by the Management Board on the information pursuant to sec. 289a, 315a of the German Commercial Code (Handelsgesetzbuch) and the report by the Supervisory Board of Fresenius Medical Care AG for fiscal year 2024

The aforementioned documents are available from the time the Annual General Meeting is convened on the Company’s website at:

www.freseniusmedicalcare.com/en/agm

The aforementioned documents will also be available for inspection by shareholders at the Annual General Meeting and will be explained in more detail there.

The Supervisory Board has approved the annual financial statements and the consolidated financial statements prepared by the Management Board. Therefore, the annual financial statements are adopted in accordance with sec. 172 German Stock Corporation Act (Aktiengesetz – “AktG”). In accordance with statutory provisions, there will therefore be no resolution in respect of this agenda item.

2.	Resolution on the allocation of distributable profit

The Management Board and the Supervisory Board propose to allocate the distributable profit of Fresenius Medical Care AG for fiscal year 2024 as reported in the annual financial statements as follows:

Payment of a dividend of EUR 1.44 for each of the 293,413,449 shares entitled to dividend	EUR	422,515,366.56
Profit carried forward to new account	EUR	1,799,956,108.70
Distributable profit	EUR	2,222,471,475.26

If the number of no-par value shares entitled to dividend for fiscal year 2024 changes prior to the Annual General Meeting, the Annual General Meeting will be presented with a proposal that will be adjusted accordingly with an unchanged dividend of EUR 1.44 for each no-par value share entitled to dividend and adjusted amounts for the dividend sum and the profit carried forward to new account.

Payment of the dividend is due on 27 May 2025.

3.	Resolution on the approval of the actions of the members of the Management Board of Fresenius Medical Care AG for fiscal year 2024

The Management Board and the Supervisory Board propose to approve the actions of the members of the Management Board of Fresenius Medical Care AG in fiscal year 2024.

4.	Resolution on the approval of the actions of the members of the Supervisory Board of Fresenius Medical Care AG for fiscal year 2024

The Management Board and the Supervisory Board propose to approve the actions of the members of the Supervisory Board of Fresenius Medical Care AG in fiscal year 2024.

5.	Election of the auditor and group auditor for fiscal year 2025, the auditor of the sustainability reporting for fiscal year 2025 as well as the auditor for the potential review of the half-year financial report for fiscal year 2025 and other interim financial information

The Supervisory Board – based on the recommendation of its Audit Committee (Prüfungsausschuss) – proposes to resolve as follows:

5.1	PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft, Frankfurt am Main, is elected

–	as auditor and group auditor for fiscal year 2025,

–	as auditor for the potential review of the half-year financial report and other interim financial information for fiscal year 2025 prepared after the Annual General Meeting 2025, and

–	as auditor for the potential review of interim financial information for fiscal year 2026 prepared prior to the Annual General Meeting 2026.

The Audit Committee stated that its recommendation is free from undue influence by a third party and that no clause restricting the choice in the meaning of Article 16 (6) of the Regulation (EU) No. 537/2014 of the European Parliament and the Council of 16 April 2014 on specific requirements regarding statutory audit of public-interest entities and repealing Commission Decision 2005/909/EC (EU Statutory Audit Regulation) has been imposed upon it.

5.2	PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft, Frankfurt am Main, is elected as auditor of the sustainability reporting for fiscal year 2025.

The auditor of the sustainability reporting is elected as a matter of precaution in case the German legislator, in implementing Art. 37 of the Directive 2006/43/EC of the European Parliament and of the Council of 17 May 2006 (EU Statutory Audit Directive) in the version of the Directive (EU) 2022/2464 of the European Parliament and of the Council of 14 December 2022 on corporate sustainability reporting (EU Corporate Sustainability Reporting Directive), should require an explicit election of this auditor by the General Meeting, i.e., the German implementation law should not provide for the audit of the sustainability reporting by the (statutory) auditor anyway.

6.	Resolution on the approval of the compensation report for fiscal year 2024

The Management Board and the Supervisory Board of listed companies must annually prepare a compensation report in accordance with sec. 162 AktG and submit the compensation report to the General Meeting for approval pursuant to sec. 120a (4) AktG.

The compensation report of the Company for fiscal year 2024 was reviewed by the auditor pursuant to sec. 162 (3) AktG to determine whether the statutorily required disclosures pursuant to sec. 162 (1) and (2) AktG were made. In addition to the statutory requirements, the content of the compensation report was also reviewed by the auditor on a voluntary basis. A corresponding auditor’s report on the compensation report is attached to the compensation report.

The compensation report for fiscal year 2024 including the auditor’s report is available on the Company’s website at:

www.freseniusmedicalcare.com/en/agm

and will continue to be available there during the Annual General Meeting.

The Management Board and the Supervisory Board propose to approve the compensation report for fiscal year 2024, prepared and audited in accordance with sec. 162 AktG.

7.	Resolution on the cancellation of the existing authorized capitals, on the creation of a new authorized capital including the possibility of the exclusion of subscription rights as well as on corresponding amendments to Article 4 (3) and (4) of the Articles of Association of the Company

The Management Board is authorized pursuant to Article 4 (3) of the Articles of Association to increase the share capital of the Company with the approval of the Supervisory Board by up to EUR 35,000,000.00 by issuing new bearer shares with no-par value for cash on one or more occasions (Authorized Capital 2020/I). Furthermore, the Management Board is authorized pursuant to Article 4 (4) of the Articles of Association to increase the share capital of the Company with the approval of the Supervisory Board by up to EUR 25,000,000.00 by issuing new bearer shares with no-par value for cash and/or contributions in kind on one or more occasions (Authorized Capital 2020/II). These authorizations expire on 26 August 2025, respectively. They have not been exercised.

To enable the Company to increase the share capital in a flexible manner and without a further resolution of the General Meeting also after the existing authorized capitals have expired, the creation of one uniform new authorized capital of up to EUR 60,000,000.00 shall be proposed hereinafter, which will entirely replace the previous Authorized Capital 2020/I and the previous Authorized Capital 2020/II. The creation of only one new authorized capital shall simplify the current capital structure of the Company and take into account the practice of a large number of large, listed companies, which for their part have only created one uniform authorized capital. The proposed volume of this new Authorized Capital 2025 corresponds to the sum of the volumes of the previous authorized capitals and to about 20% of the share capital of the Company existing at the time of this resolution. The term of the authorization shall again be five years. The possibility of excluding shareholders’ subscription rights shall be limited to shares amounting to up to 10% of the Company’s share capital.

The Management Board and the Supervisory Board propose to resolve as follows:

a)	The Authorized Capital 2020/I in Article 4 (3) of the Articles of Association shall be cancelled by annulling Articles 4 (3) of the Articles of Association.

b)	Article 4 (3) of the Articles of Association is revised as follows:

“The Management Board is authorized until 21 May 2030 to increase the share capital of the Company with the approval of the Supervisory Board by up to EUR 60,000,000.00 (in words: sixty million euros) for cash and/or contributions in kind by issuing new bearer shares with no-par value on one or more occasions (Authorized Capital 2025). The number of shares must be increased in the same proportion as the share capital. The new shares shall participate in the profits from the start of the fiscal year in which they are issued. In deviation therefrom and to the extent legally permissible, the Management Board may stipulate with the approval of the Supervisory Board that the new shares will participate in profits as of the beginning of a fiscal year that has already ended and for which no resolution on the allocation of distributable profit has been passed by the General Meeting at the time of their issue. In general, the shareholders have a subscription right. The new shares can also be obtained by a credit institution, a securities institution or a company operating in accordance with sec. 53 (1) sentence 1 of the German Banking Act (Kreditwesengesetz – KWG) or sec. 53b (1) sentence 1 or (7) KWG (financial institution) or a consortium of such credit institutions, securities institutions and/or financial institutions retained by the Management Board with the obligation to offer the shares to the Company’s shareholders for subscription.

However, the Management Board is authorized with the approval of the Supervisory Board to exclude the shareholders’ subscription rights in particular in the following cases:

–	to eliminate fractional amounts from the subscription right;

–	to grant subscription rights, as a compensation for dilutive effects, to the holders or creditors of option or conversion rights to shares of the Company or those liable under the corresponding option or conversion obligations arising from bonds issued or guaranteed by the Company or its group companies to the extent to which they would be entitled after exercising these option or conversion rights or fulfilment of these option or conversion obligations;

–	in the case of one or more capital increases for contributions in kind for the purpose of acquiring companies, parts of companies, interests in companies or other assets; or

–	in the case of one or more capital increases for cash if the issue price for the shares does not significantly fall below the stock exchange price of the shares already listed and the proportionate amount of the share capital of the Company attributable to the shares issued with exclusion of subscription rights exceeds 10% of the share capital neither at the time of this authorization coming into effect nor at the time of the exercise of this authorization. This limit shall include the proportionate amount of share capital attributable to new shares or treasury shares previously acquired by the Company which are issued or sold during the period of validity of this authorization with exclusion of subscription rights in direct, analogous or corresponding application of sec. 186 (3) sentence 4 AktG as well as the proportionate amount of the share capital attributable to shares issued or to be issued to satisfy option or conversion rights or to fulfil option or conversion obligations from bonds, if the bonds are issued during the period of validity of this authorization with exclusion of subscription rights in analogous application of sec. 186 (3) sentence 4 AktG.

The Management Board may only exercise the aforementioned authorization to exclude subscription rights to the extent that the proportional amount of the total shares issued subject to an exclusion of subscription rights exceeds 10% of the share capital neither at the time of this authorization coming into effect nor at the time of the exercise of this authorization. In case that during the period of validity of the Authorized Capital 2025 until its utilization, other authorizations on the issuance or on the sale of shares of the Company or the issuance of rights which authorize or bind to the subscription of shares of the Company are exercised and the subscription rights are excluded, such subscription rights will be taken into account with regard to the aforementioned limit.

The Management Board is further authorized to determine with the approval of the Supervisory Board the further details for the implementation of capital increases from the Authorized Capital 2025. The Supervisory Board is authorized to amend the wording of the corresponding provisions of the Articles of Association after a total or partial implementation of the increase of the share capital from the Authorized Capital 2025 in accordance with the volume of such capital increase and, if the Authorized Capital 2025 has not been used or not fully used by 21 May 2030, after the expiry of the authorization.”

c)	The Authorized Capital 2020/II in Article 4 (4) of the Articles of Association shall be cancelled by annulling Articles 4 (4) of the Articles of Association.

Pursuant to sec. 203 (2) sentence 2 AktG in conjunction with sec. 186 (4) sentence 2 AktG, the Management Board has submitted a written report outlining the reasons for which it should be authorized to exclude subscription rights in accordance with Section b) above. The content of the report is set out in Section II.1 below. The report will also be available from the time of the convening of the Annual General Meeting on the Company’s website under

www.freseniusmedicalcare.com/en/agm/

and will also be available during the General Meeting.

8.	Resolution on the granting of an authorization to issue convertible bonds and/or bonds with warrants with the option of excluding subscription rights, on the creation of a Conditional Capital 2025 and on the corresponding amendment to the Articles of Association of the Company

The Company currently does not have an authorization to issue option and/or convertible bonds. To provide the Company, if required, with future flexibility in terms of additional financing options, it is intended to create an authorization to issue option and/or convertible bonds with a corresponding conditional capital. Such authorization aligns with the widespread practice of large listed companies. The authorization is to be granted for a total nominal amount of up to EUR 2,000,000,000.00. The term of the authorization shall be five years. The conditional capital shall be limited to up to 10% of the share capital of the Company existing at the time this resolution is voted on. The possibility to exclude the shareholders’ subscription rights shall also be limited to shares amounting to up to 10% of the share capital of the Company.

The Management Board and the Supervisory Board propose to resolve as follows:

a)	The Management Board is authorized with the approval of the Supervisory Board to issue on one or more occasions, and also concurrently denominated in various tranches, bearer option bonds and/or convertible bonds or any combination of such instruments (“Bonds”) in the total nominal value of up to EUR 2,000,000,000.00 (in words: two billion euros), and to grant the bearers of Bonds option or conversion rights for a total of up to 29.341.344 bearer shares with no-par value of the Company with a proportional amount of the share capital of up to EUR 29.341,344.00 (in words: twenty-nine million three hundred and forty-one thousand three hundred and forty-four euros) as set forth in detail under the relevant terms and conditions of the Bonds (“Bond Conditions”). The respective Bond Conditions may also provide for mandatory conversion at the end of the term or at other times, including the requirement to exercise the option or conversion rights. The Bonds are to be issued for cash or non-cash consideration.

The Bonds may also be issued by domestic or foreign companies in which Fresenius Medical Care AG directly or indirectly holds the majority of the shares (“Group Companies”). If the Bonds are issued by a Group Company, the Management Board is authorized, with the approval of the Supervisory Board, to assume the guarantee on behalf of the Company for the Bonds and to grant option rights to the holders of bond warrants, or conversion rights to the holders of convertible bonds, to shares in the Company, as well as to make the necessary declarations and to take the necessary actions required to ensure the success of the issuance. The Bond Conditions, also if Bonds are issued by Group Companies, may stipulate a requirement to exercise the option or conversion at the end of the term, or at an earlier date.

The Bonds may be issued in euros or in the official currency of an OECD member state (capped at the equivalent value in euros).

If option bonds are issued, one or several warrants shall be attached to each option bond that, in accordance with the Bond Conditions to be stipulated by the Management Board, entitle the holder to subscribe for shares in the Company. The Bond Conditions may stipulate that the option price determined in accordance with this authorization may also be settled by transferring partial option bonds and, if applicable, by additional cash payment. The proportion of the share capital represented by the shares issued for each partial option bond may be no higher than the nominal amount of this partial option bond. To the extent fractional shares are created, it may be stipulated that these fractions can be added up to form whole shares in accordance with the Bond Conditions, if necessary, by making an additional payment.

If convertible bonds are issued, the holders of the Bonds shall be granted the right or, if conversion is to be mandatory, they shall undertake to exchange their convertible bonds for shares in the Company in accordance with the Bond Conditions. The conversion ratio shall be calculated by dividing the nominal value or, if the issue price is below the nominal value, the issue price of a partial bond by the conversion price set for a share in the Company. The conversion ratio may in all cases be rounded up or down to a whole number. In addition, it can be stipulated that fractional amounts can be amalgamated and/or settled in cash; furthermore, provision may be made for an additional cash payment.

The Bond Conditions may stipulate that the conversion ratio shall be variable and the option conversion price determined on the basis of future stock exchange prices within a certain bandwidth.

Without prejudice to sec. 9 (1) and sec. 199 AktG, the respective option or conversion price must be at least 80% of the volume-weighted, average stock exchange price of the Company’s shares in the XETRA trading system of the Frankfurt Stock Exchange (or a comparable successor system) (“Minimum Price”). The basis is the average closing price on the ten stock exchange trading days prior to the final decision of the Management Board on the issuance of the Bonds or, following a public solicitation to submit subscription offers, on the Company’s declaration of acceptance of such offers. Alternatively, if the shareholders’ subscription rights have not been excluded, the price on the stock exchange trading days during the subscription period may be used as a basis (excepting those days of the subscription period that are necessary to announce the option or conversion price in due time pursuant to sec. 186 (2) AktG). In the case of Bonds with an option or conversion obligation, the option or conversion price or reference price of the Company’s share used to determine the option or conversion price may at least either (i) equal the Minimum Price set out above or (ii) correspond to the volume-weighted average price of the Company’s share on at least the three trading days in the XETRA trading system of the Frankfurt Stock Exchange (or a comparable successor system) immediately preceding the determination of the option or conversion price in accordance with the Bond Conditions. The latter average price may also be used if it and the relevant option or conversion price derived therefrom are below the Minimum Price (80%) set out above.

Without prejudice to sec. 9 (1) AktG and sec. 199 AktG, the option or conversion price may be adjusted to preserve the value of the rights on the basis of an antidilution clause, as provided for in the Bond Conditions, if the Company increases the share capital before the end of the option period or conversion period, granting subscription rights to its shareholders, or, if the Company issues or guarantees further Bonds and does not grant subscription rights to the holders of existing option rights or conversion rights or the corresponding obligations. The Bond Conditions may also provide for an adjustment to the option or conversion price to preserve the value of the rights in the case of other measures taken by the Company that may lead to a dilution of the value of the option rights or conversion rights or the corresponding obligations.

The Bond Conditions may entitle the Company to make a cash payment instead of issuing shares when an option or conversion right is exercised. The Bond Conditions may furthermore entitle the Company to grant bondholders shares in the Company in full or partial settlement of the cash amount that has become due. The subscription or conversion rights of bondholders or claims arising from a mandatory conversion or mandatory option exercise may also be settled with treasury shares and newly issued shares from the Company’s authorized capital and/or from conditional capital and/or authorized capital to be created by a resolution passed at a later date and/or from an ordinary capital increase.

The Management Board is authorized to set the method for calculating the specific option or conversion price as well as the further details governing the issue and the features of the Bonds as well as the Bond Conditions, or to determine these in agreement with the officers and directors of the Group Companies issuing the Bonds, in particular, to set the interest rate, the issue price, the time to maturity and the denomination, the subscription or conversion ratio, to establish an obligation to exercise the option or conversion rights, to require an additional cash payment, to pay compensation for or amalgamate fractional amounts, to make a cash payment in lieu of delivering shares, to deliver existing shares in lieu of issuing new shares as well as to determine the option and the conversion period.

b)	The shareholders in general shall be granted a right to subscribe for the Bonds. The subscription rights may also be granted in such a way that the Bonds are underwritten by a credit or securities institution or a company (financial institution) operating in accordance with sec. 53 (1) sentence 1 or sec. 53b (1) sentence 1 or (7) KWG or a consortium consisting of such credit, securities or financial institutions with the obligation to offer the Bonds to the shareholders for subscription. To the extent that the Bonds are issued by a Group Company, the Company in general must ensure that shareholders are granted their statutory subscription rights.

The Management Board, however, is authorized, with the approval of the Supervisory Board, to exclude the shareholders’ subscription rights in the following cases:

–	to eliminate fractional amounts from subscription rights;

–	to grant holders or creditors of option or conversion rights to shares of the Company or debtors of option or conversion obligations under Bonds issued or guaranteed by the Company or any of its Group Companies subscription rights as compensation against effects of dilution to the extent to which they would be entitled to such rights upon exercising such option or conversion rights or fulfilling such option or conversion obligations;

–	if the Bonds are issued against contributions in kind for the purpose of acquiring companies, parts of companies, interests in companies or other assets; or

–	insofar as the issue price of a bond is not significantly lower than the theoretical market value calculated according to recognized actuarial methods. The sum of these shares issued subject to an exclusion of subscription rights must not exceed 10% of the respective share capital, neither at the time of resolution on such authorization nor at the time of its utilization. If, during the term of this authorization and until its utilization, other authorizations for the issuance or the disposal of shares of the Company, or the issuance of rights that authorize or bind to the purchase of shares of the Company are used and thereby subscription rights are excluded in direct, analogous or corresponding application of sec. 186 (3) sentence 4 AktG, the same shall be taken into account with regard to the aforementioned 10% limit.

The Management Board may only exercise the aforementioned authorization to exclude subscription rights to the extent that the proportional amount of all shares issued subject to an exclusion of subscription rights does not exceed 10% of the share capital, neither at the time of resolution on such authorization nor at the time of its utilization. If, during the term of this authorization to issue option bonds and/or convertible bonds or combinations of such instruments until the utilization thereof, other authorizations for the issuance or sale of shares of the Company, or the issuance of rights that authorize or bind to the purchase of shares in the Company are used and subscription rights are excluded, this will be taken into account with regard to the 10% limit.

c)	In order to grant shares to the holders of option and/or convertible bonds which are issued for cash consideration in accordance with Section a) on the basis of the aforementioned authorization, Article 4 (4) of the Articles of Association following the annulling of the previous Article 4 (4) of the Articles of Association (see Section I.7. c) above) is revised as follows:

“The share capital of the Company is conditionally increased by up to EUR 29,341,344.00 (in words: twenty-nine million three hundred and forty-one thousand three hundred and forty-four euros) through issuing up to 29,341,344 bearer shares with no-par value (Conditional Capital 2025). The conditional capital increase will only be implemented to the extent that the holders of convertible bonds issued for cash or of warrants from option bonds issued for cash by Fresenius Medical Care AG or a group company until 21 May 2030, on the basis of the authorization granted to the Management Board by the Annual General Meeting of 22 May 2025, exercise their option or conversion rights or fulfill a possible conversion obligation and as long as no other forms of settlement are used. The new shares shall participate in the profits from the start of the fiscal year in which they are issued. In deviation therefrom and to the extent legally permissible, the Management Board may stipulate with the approval of the Supervisory Board that the new shares will participate in profits as of the beginning of a fiscal year that has already ended and for which no resolution on the allocation of distributable profit has been passed by the General Meeting at the time of their issue.

The Management Board is authorized to determine the further details regarding the implementation of the conditional capital increase. The Supervisory Board is authorized to amend the version of Article 4 (4) of the Articles of Association in accordance with the utilization of the Conditional Capital 2025 from time to time. The same applies if the authorization to issue option or convertible bonds is not exercised by the end of the authorization period and if the Conditional Capital 2025 is not utilized by the expiry of all option and conversion periods.”

If, in the opinion of the Management Board, the registration of the deletion of the previous Article 4 (4) of the Articles of Association proposed under Section I.7. c) cannot be effected within a reasonable period of time after the 2025 Annual General Meeting, the Management Board is authorized to also apply for the aforementioned provision of the Articles of Association for the revision of Article 4 (4) of the Articles of Association to be registered with the commercial register as Article 4 (5) of the Articles of Association.

Pursuant to sec. 221 (4) sentence 2 AktG in conjunction with sec. 186 (4) sentence 2 AktG, the Management Board has submitted a written report outlining the reasons for which it should be authorized to exclude subscription rights in accordance with Section b) above. The content of the report is set out in Section II.2 below. The report will also be available from the time of the convening of the Annual General Meeting on the Company’s website under

www.freseniusmedicalcare.com/en/agm/

and will also be available during the General Meeting.

9.	Resolution on a new authorization of the Management Board to provide for the holding of a virtual General Meeting and on the corresponding amendment to Article 15 (3) of the Articles of Association of the Company

Pursuant to Article 15 (3) of the Articles of Association, the Management Board is authorized to provide for the holding of the General Meeting as a virtual General Meeting (i.e. without the shareholders or their proxies being physically present at the place of the General Meeting). This authorization was resolved by the Annual General Meeting on 16 May 2023 and registered with the Company’s commercial register on 14 July 2023. It applies to the holding of virtual General Meetings within a period of two years after its registration with the commercial register and therefore expires on 14 July 2025.

The Management Board did not make use of the authorization pursuant to Article 15 (3) of the Articles of Association. The Company has held all General Meetings which were convened after the termination of the infection control measures in Germany to combat the COVID-19 pandemic in the form of General Meetings held in presence. However, the Management Board and the Supervisory Board are of the opinion that it makes sense to continue to have the flexibility to hold the General Meeting in the form of a virtual meeting in the future. For this reason, the Management Board and the Supervisory Board propose to renew the authorization to hold virtual General Meetings. With the proposed new authorization, the legally possible authorization period of five years is again not to be fully utilized but limited to two years as before.

The General Meeting in presence and the virtual General Meeting are legally equivalent. In particular, shareholders do not have fewer rights in virtual General Meetings than in General Meetings held in presence. The format of the virtual General Meeting can be useful for the Company and its shareholders. In particular, it provides for a legally secure and efficient way to hold a General Meeting with the participation of many international shareholders.

For future General Meetings, the Management Board should also be able to decide separately and taking into account the circumstances of each individual case whether the General Meeting – in line with the Company’s standard practice – should be held in presence or – in exceptional cases due to special circumstances – as a virtual General Meeting. The Management Board shall continue to make the corresponding decision, taking into account the interests of the Company and its shareholders and, in particular, the agenda items, aspects of health protection for those involved, effort and costs as well as sustainability considerations. Examples of special circumstances that could make it necessary to convene the General Meeting in the virtual format are pandemics, natural disasters, or political crises that could affect the holding of the General Meeting as an in-person meeting or the presence of members of the Management Board or the Supervisory Board.

The shareholder rights will be fully preserved in accordance with legal requirements, regardless of the format of the General Meeting. Furthermore, the provision in the Articles of Association proposed under this agenda item shall stipulate that the decision to hold a virtual General Meeting requires the approval of the Supervisory Board. This is intended to further ensure that the decision is made in the best interests of the Company and its shareholders.

In order to ensure that the new authorization of the Management Board to hold a virtual General Meeting follows the expiration of the previous authorization in terms of timing immediately, the Management Board shall be instructed to file the amended provision of the Articles of Association with the commercial register in such a way that it is not registered before 15 July 2025.

The Management Board and the Supervisory Board propose to resolve as follows:

Article 15 (3) of the Articles of Association of the Company is revised as follows:

“The Management Board is authorized, with the approval of the Supervisory Board, to provide for the General Meeting to be held without the physical presence of the shareholders or their proxies at the place of the General Meeting (virtual General Meeting). The authorization shall apply to the holding of virtual General Meetings for a period of two years after registration of this provision of the Articles of Association with the commercial register.”

Otherwise, Article 15 of the Articles of Association remains unchanged.

The Management Board is instructed to file the amendment of the Articles of Association with the commercial register in such a way that it is not registered before 15 July 2025.

10.	Resolution on an amendment to Article 10 (6) of the Articles of Association of the Company (language version of the minutes of the Supervisory Board)

Article 10 (6) sentence 1 of the Articles of Association stipulates that minutes of the meetings of the Supervisory Board shall be prepared in the English and German language. This provision goes beyond the statutory requirements, according to which the corresponding minutes are only to be prepared in one language. In order to simplify dealing with the minutes of the meetings of the Supervisory Board and to avoid ambiguities regarding the legally binding language version of the minutes, the requirement for two language versions should be waived in future and the provision in the Articles of Association should be aligned with the legal requirements in this regard.

The Management Board and the Supervisory Board propose to resolve as follows:

Article 10 (6) of the Articles of Association of the Company is revised as follows:

“Minutes of the meetings of the Supervisory Board shall be prepared and signed by the chairperson of the meeting. Any minutes of resolutions adopted outside of meetings shall be signed by the chairperson of the Supervisory Board.”

Otherwise, Article 10 of the Articles of Association remains unchanged.

II.	Annexes and further information on the agenda items

1.	Written report by the Management Board regarding item 7 of the agenda

In accordance with sec. 203 (2) sentence 2 and 186 (4) sentence 2 AktG, the Management Board submits a report on the reasons for its authorization to exclude subscription rights in the course of utilizing the authorized capital proposed for resolution under agenda item 7.

The Management Board is authorized pursuant to Articles 4 (3) and 4 (4) of the Articles of Association to increase the share capital of the Company with the approval of the Supervisory Board by up to EUR 35,000,000.00 by issuing new bearer shares with no-par value for cash (Authorized Capital 2020/I) and by up to EUR 25,000,000.00 by issuing new bearer shares with no-par value for cash and/or contributions in kind (Authorized Capital 2020/II). These authorizations expire on 26 August 2025, respectively. They have not been exercised. To ensure that the Company has the opportunity in future to satisfy any needs for financing that may arise in connection with the implementation of strategic decisions with the approval of the Supervisory Board on short notice and in a sufficiently flexible manner, i.e. without the time-consuming adoption of a new resolution at a General Meeting, a new authorized capital of up to EUR 60,000,000.00 is proposed under agenda item 7. The proposed volume of this new Authorized Capital 2025 corresponds to the sum of the previous authorized capitals and to about 20% of the share capital of the Company existing at the time of the resolution on the new Authorized Capital 2025. The creation of only one new authorized capital shall simplify the current capital structure of the Company and take into account the practice of a large number of large, listed companies, which for their part have only created one uniform authorized capital.

The Authorized Capital 2025 shall authorize the Management Board until 21 May 2030 to increase the share capital of the Company with the approval of the Supervisory Board by up to EUR 60,000,000.00 for cash and/or contributions in kind by issuing new bearer shares with no-par value on one or more occasions.

If the Management Board exercises the authorization proposed for resolution under agenda item 7 b) during the term of the authorization, the shareholders of the Company are generally entitled to subscription rights. To facilitate the processing, it shall also be possible to issue the new shares to credit institutions, securities institutions or financial institutions or a consortium thereof with the obligation to offer the shares to the Company’s shareholders for subscription in accordance with their subscription right (indirect subscription right). However, pursuant to this authorization, the Management Board shall be entitled, with the approval of the Supervisory Board, to exclude this subscription right in the interests of the Company, in particular in the following cases:

a)	The Management Board shall be able to exclude subscription rights of shareholders with the approval of the Supervisory Board in order to eliminate fractional amounts from the subscription right of the shareholders. Fractional amounts can follow from the issuing volume and the determination of a practicable subscription ratio. The exclusion of subscription rights for fractional amounts under the Authorized Capital 2025 enables the utilization of the proposed authorization in round amounts while maintaining an even subscription rights ratio. This facilitates the processing of the subscription rights. The exclusion of subscription rights therefore enhances practicability of the capital increase and facilitates the processing of the issuing of shares. Furthermore, the value of fractional amounts per shareholder is usually small. In contrast, the effort necessary for the issuance of shares without excluding subscription rights for fractional amounts would be significantly higher. The shares excluded from the subscription rights of shareholders as free fractional amounts will be utilized in the best possible way for the Company, either by sale on the stock exchange or in another way. Since the exclusion of subscription rights is restricted to fractional amounts, a potential disadvantageous dilutive effect for shareholders resulting from an exclusion of subscription rights is small.

b)	The Management Board shall be able to exclude subscription rights of the shareholders with the approval of the Supervisory Board in order to grant subscription rights, as a compensation for dilutive effects, to the holders of option or conversion rights to shares of the Company or those liable under the corresponding option or conversion obligations arising from Bonds issued or guaranteed by the Company or its Group Companies to the extent to which they would be entitled after exercising these option or conversion rights or fulfilment of these option or conversion obligations. This allows for the possibility to grant a protection against dilutive effects to the holders of such instruments in a way accepted and desired in the market. The holders of such instruments are thus placed in the same position as if they were already shareholders. In order to provide the Bonds with such protection against dilutive effects, the subscription right of shareholders to these shares must be excluded.

c)	The Management Board shall be able to exclude subscription rights of shareholders with the approval of the Supervisory Board in the case of capital increases for contributions in kind. This shall serve the purpose to enable the acquisition of companies, parts of companies, interests in companies or other assets in exchange for granting of shares of the Company. In order to remain internationally competitive in particular, the Company must be able to act quickly and in a flexible manner on the international markets in the interests of its shareholders at all times. This includes, in particular, the option to acquire companies, parts of companies, interests in companies or other assets to improve the own position. For the sellers of attractive acquisition targets, it can be of particular interest to be able to (also) acquire shares in the acquiring company instead of cash. Also, the acquisition of such acquisition targets in exchange for shares is a liquidity-preserving measure that avoids an increase in the Company’s level of debt. The Company should be put in a position to be able to grant shares as consideration, as the aforementioned acquisition opportunities usually only exist for a short period of time and therefore in most instances the creation of the new shares required for this cannot be resolved upon by a General Meeting that would have to be convened first in order to carry out an ordinary capital increase. With the proposed authorization to exclude subscription rights, the Company retains the necessary flexibility – in line with the existing Authorized Capital 2020/II – to take advantage of opportunities to acquire companies, parts of companies, interests in companies or other assets in a quick and flexible manner. The exclusion of subscription rights results in a pro rata reduction in the relative shareholding quota and the relative share of voting rights of the existing shareholders. However, if subscription rights were to be granted, the acquisition of companies, parts of companies, interests in companies or other assets in exchange for shares would not be possible and the described advantages for the Company and the shareholders would therefore not be achievable. The financial interests of the shareholders of the Company are protected by the statutory obligation of the Management Board to issue the new shares in the event of a capital increase in kind at an issue price that is in an appropriate relative proportion to the value of the contribution in kind.

d)	The Management Board shall be able to exclude subscription rights of the shareholders with the approval of the Supervisory Board in case of capital increases for cash pursuant to sec. 203 (2) sentence 2, 186 (3) sentence 4 AktG if the issue price for the shares does not significantly fall below the stock exchange price of the shares of the Company already listed at the time of the determination of the issue price, and the proportionate amount of the share capital of the Company attributable to the shares issued exceeds 10% of the share capital existing at the time the authorization is exercised first neither at the time of this authorization coming into effect nor at the time of the exercise of this authorization. Although the German Future Financing Act (Zukunftsfinanzierungsgesetz – ZuFinG) raised the legal maximum limit for the simplified exclusion of subscription rights in sec. 186 (3) sentence 4 AktG from 10% to now 20% of the share capital, the proposed resolution of the Management Board and the Supervisory Board deliberately does not exploit this expanded legal framework, but leaves it at the previous maximum limit of 10% of the share capital in the interest of the shareholders. The possibility to exclude subscription rights in analogous application of sec. 186 (3) sentence 4 AktG puts the Company in a position to take advantage of favorable stock market situations effectively and close to the current stock market price and, by setting the issue price close to the market, to achieve the highest possible issue amount and a significant strengthening of its own funds. The authorization thus enables the Company to cover any short-term capital needs and to use the respective stock market price of the shares of the Company to strengthen its own capital. By waiving the subscription right whose processing is time- and cost-consuming (inter alia, with respect to the minimum two-week exercise period pursuant to sec. 186 (1) sentence 2 AktG) the equity requirements can be met in a very timely manner by way of short-term market opportunities within the interest of the Company and its shareholders, and new shareholder groups in Germany and abroad can be gained. The flexibility associated with the exclusion of subscription rights is an important instrument for the Company to take advantage of opportunities in rapidly changing markets. The issue amount for the new shares must be in line with the stock market price of the shares already listed on the stock exchange and must not differ significantly from the current stock market price, in particular not be significantly lower. This ensures that an appropriate market consideration for the new shares is always guaranteed in the interest of the Company and all its shareholders.

The exclusion of subscription rights leads to a reduction in the relative shareholding and voting rights of the shareholders impacted by this exclusion. This dilution is kept appropriately low by ensuring that the proportional amount of the share capital allocated to shares issued in a capital increase for cash under the exclusion of subscription rights from the Authorized Capital 2025 must not exceed a total of 10% of the share capital. This limit shall also include the proportionate amount of share capital attributable to shares which are issued or sold during the period of validity of this authorization with exclusion of subscription rights in direct, analogous or corresponding application of sec. 186 (3) sentence 4 AktG as well as the proportionate amount of the share capital attributable to shares issued or to be issued to satisfy option or conversion rights or to fulfil option or conversion obligations from Bonds, if the Bonds are issued during the period of validity of this authorization with exclusion of subscription rights in analogous application of sec. 186 (3) sentence 4 AktG. This ensures that the aforementioned maximum limit of 10% is not exceeded, and the financial and voting rights interests of the shareholders are adequately protected when the Authorized Capital 2025 is utilized under the exclusion of subscription rights. Shareholders who are interested in maintaining their shareholding in full also in principle have the opportunity to acquire shares of the Company on the stock exchange and thus under market conditions when the Authorized Capital 2025 is utilized under the exclusion of subscription rights in accordance with sec. 186 (3) sentence 4 AktG.

The Management Board may only exercise the authorization to exclude subscription rights granted in regard to the Authorized Capital 2025 in the shareholders’ interest to the extent that the proportional amount of the total shares issued subject to an exclusion of subscription rights exceeds 10% of the share capital neither at the time of this authorization coming into effect nor at the time of the exercise of this authorization. In case that during the period of validity of the Authorized Capital 2025 until its utilization, other authorizations on the issuance or on the sale of shares of the Company or the issuance of rights which authorize or bind to the subscription of shares of the Company are exercised and the subscription rights are excluded, such subscription rights will be taken into account with regard to the aforementioned limit of 10% of the share capital.

When considering all the aforementioned circumstances, the Management Board considers the exclusion of subscription rights for the Authorized Capital 2025 for the reasons outlined and taking into account any potential dilutive effects taking effect to the detriment of the shareholders to be appropriate, necessary, and reasonable, and objectively justified when weighing the interests of the Company against those of the shareholders.

Currently, there are no specific plans to utilize the Authorized Capital 2025. The Management Board will carefully consider, in each case, whether to make use of the authorization to utilize the authorized capital and, if applicable, the authorization to exclude subscription rights. It will only make such a decision if it is in the best interest of the Company and all its shareholders, and if it is proportionate and reasonable.

The Management Board will report on each utilization of the authorization granted in accordance with agenda item 7 b) at the respective following General Meeting.

2.	Written report by the Management Board regarding item 8 of the agenda

The Management Board in the following reports on the reasons which authorize it in certain cases to exclude the shareholders’ subscription rights in the event of an issue of option and/or convertible bonds or any combination thereof (“Bonds”) (sec. 221 (4) sentence 2 AktG in conjunction with sec. 186 (4) sentence 2 AktG).

Appropriate capital resources are fundamental for the development of the business. By issuing Bonds, the Company is able to use attractive financing possibilities, depending on the market situation, e.g. for the purpose of acquiring low-interest debt capital. For this reason, the Management Board and the Supervisory Board propose to the Annual General Meeting that the Management Board be authorized to issue Bonds and to create a corresponding Conditional Capital 2025. The conditional capital increase will only be implemented to the extent that the holders of Bonds issued for cash consideration on the basis of the authorization granted to the Management Board exercise their option or conversion rights, or fulfil any conversion obligations, and to the extent that other forms of fulfilment are not used for servicing.

The Company shall be able to use the German or international capital market or both, depending on the market situation, where appropriate also through its Group Companies, and to issue the Bonds in euro or, capped at the equivalent value in euros, in the official currency of an OECD member state. The Bonds shall be capable of stipulating mandatory conversions, for example by way of an obligation to exercise the conversion or option right. Furthermore, it shall be possible to stipulate that the Bonds may also be fulfilled through supply of treasury shares of the Company or through payment of the equivalent value in cash, instead of shares from the conditional capital.

The proportional amount of the share capital of the shares to be subscribed per individual partial bond may not exceed the nominal amount, or as the case may be, any issue price below the nominal amount of the individual partial bond. The option or conversion price may not be lower than a minimum issue price, the basis for the calculation of which is described in the authorization resolution. The criterion for the calculation will be the respective market price of the Company’s share prevailing at the time of placement of the Bonds; alternatively, in case of option or conversion obligations, the stock market price of the Company’s shares prevailing at the time when the option or conversion price is calculated as defined in more detail by the Bond Conditions. Without prejudice to sec. 9 (1) AktG and sec. 199 AktG, the option or conversion price may be adjusted to preserve the value in accordance with the precise terms and conditions of the respective bond based on an anti-dilution or adjustment clause if the Company increases the share capital prior to the expiry of the conversion or option term, granting subscription rights to its shareholders in the process, or issues or guarantees further Bonds and does not grant any subscription right to the holders of existing conversion and option rights or obligations. The Bond Conditions may also stipulate adjustments to the option or conversion price to preserve their value with regard to any other measure of the Company which may result in a dilution of the value of the option or conversion rights or obligations.

When issuing Bonds, the shareholders are generally to be granted subscription rights. In order to facilitate processing, it shall also be possible to issue the Bonds to credit or securities institutions, financial institutions, or a consortium of such institutions with the obligation to offer such Bonds to the shareholders for subscription in accordance with the shareholders’ subscription rights (indirect subscription right). In certain cases, however, the Management Board shall also be authorized to exclude the subscription rights of the shareholders with the approval of the Supervisory Board. Such cases are listed in the proposal for resolution and will be described in detail below:

a)	The Management Board shall be authorized to exclude with the approval of the Supervisory Board the shareholders’ subscription rights in order to eliminate fractional amounts from the shareholders’ subscription rights. Fractional amounts can follow from the issuing volume and the determination of a practicable subscription ratio. The exclusion of subscription rights for fractional amounts enables the utilization of the proposed authorization in round amounts while maintaining an even subscription rights ratio. This facilitates the processing of the subscription rights. The exclusion therefore enhances practicability of the capital increase and facilitates the processing of the issuing of Bonds. Also, the value of fractional amounts per shareholder is usually small. In contrast, the effort necessary for the issuance of Bonds without excluding subscription rights for fractional amounts is significantly higher. The Bonds excluded from shareholders’ subscription rights as free fractional amounts will be utilized in the best possible way for the Company, either by disposal on the stock exchange or in another way. Since the exclusion of subscription rights is restricted to fractional amounts, a potential disadvantageous dilutive effect for shareholders resulting from an exclusion of subscription rights is small.

b)	The Management Board shall be authorized to exclude with the approval of the Supervisory Board the shareholders’ subscription rights in order to grant holders or creditors of option or conversion rights to shares of the Company or debtors of corresponding option or conversion obligations subscription rights as compensation against effects of dilution to the extent to which they would be entitled to such rights upon exercising such option or conversion rights or fulfilling such option or conversion obligations. The customary market practice of excluding subscription rights in favor of the holders of existing Bonds with option or conversion rights or conversion or option obligations has the advantage that the conversion or option price for the Bonds already issued, which routinely feature an anti-dilution mechanism, does not have to be discounted. This means that the Bonds can be placed more attractively in multiple tranches, and more funds can be raised overall as a result. The proposed exclusions of subscription rights are therefore in the interests of the Company and its shareholders.

c)	The Management Board shall be authorized to exclude with the approval of the Supervisory Board the shareholders’ subscription rights if the Bonds are issued against contributions in kind for the purpose of acquiring companies, parts of companies, interests in companies or other assets. This opens up the possibility of using Bonds as acquisition currency in suitable individual cases, for example in connection with the (also indirect) acquisition of companies, parts of companies, participations in companies or other assets. This opens up the possibility of using Bonds as an acquisition currency in suitable individual cases. This possibility creates an advantage in the competition for interesting acquisition targets as well as the necessary scope to take advantage of opportunities to acquire companies, parts of companies, interests in companies or other assets in a way that preserves liquidity. To remain competitive especially in an international perspective, the Company must in the interest of its shareholders at any time be in a position to act quickly and flexibly on the international markets. The Management Board will ensure that the value of the in-kind contribution is in reasonable proportion to the theoretical market value of the Bonds as in line with recognized methods of financial mathematics.

d)	The Management Board shall be authorized to exclude with the approval of the Supervisory Board the shareholders’ subscription rights insofar as the issue price of a Bond is not significantly lower than the theoretical market value calculated according to recognized actuarial methods and the sum of these shares issued subject to an exclusion of subscription rights does not exceed 10% of the respective share capital, neither at the time of resolution on such authorization nor at the time of its utilization.

In accordance with sec. 221 (4) sentence 2 AktG, the provision in sec. 186 (3) sentence 4 AktG shall apply analogously to the exclusion of subscription rights upon the issuance of Bonds. Placement of Bonds while excluding the subscription rights of shareholders enables the Company to take advantage of favorable capital market situations in the short-term and thus to generate a significantly higher inflow of funds than in the event of an issuance upholding the subscription rights. If subscription rights were granted, successful placement would be endangered or associated with additional time and cost expenditure (inter alia, with respect to the minimum two-week exercise period pursuant to sec. 186 (1) sentence 2 AktG) due to the uncertainty with regard to the exercise of the subscription rights. Conditions which are favorable to the Company and which are as market-oriented as possible can only be fixed if the Company is not bound by them for too long during an offer period. Otherwise, a significant markdown would be required in order to ensure the attractiveness of the conditions and thus the chances for success of the respective issue throughout the offer period.

The shareholders’ interests to maintain the value of their shareholding in the Company are protected by issuing the Bonds at a price not significantly below the theoretical market value. The theoretical market value is to be determined on the basis of recognized actuarial methods. When setting the price, the Management Board will keep any discount on the theoretical market value as low as possible, taking into consideration the respective capital market situation. Thus, the calculated market value of a subscription right will be decreased to almost zero, so that the shareholders do not incur any noteworthy economic disadvantage from the exclusion of subscription rights.

The dilution of the shareholders’ influence conveyed by their voting rights is kept low since the volume of a subscription right exclusion is limited. The total number of shares represented by the Bonds issued without subscription rights may not exceed 10% of the respective share capital, neither at the time of resolution on such authorization nor at the time of its utilization. Although the German Future Financing Act (Zukunftsfinanzierungsgesetz – ZuFinG) raised the legal maximum limit for the simplified exclusion of subscription rights in sec. 186 (3) sentence 4 AktG from 10% to now 20% of the share capital, the proposed resolution of the Management Board and the Supervisory Board deliberately does not exploit this expanded legal framework, but leaves it at the previous maximum limit of 10% of the share capital in the interest of the shareholders. Any shares issued or sold from other sources according to a direct, analogous or corresponding application of sec. 186 (3) sentence 4 AktG with an exclusion of subscription rights during the period from the resolution of the Annual General Meeting on the authorization to issue Bonds until the exercise of such authorization shall be credited against such limit. Furthermore, any rights permitting or requiring the subscription of shares of the Company and issued in direct, analogous or corresponding application of sec. 186 (3) sentence 4 AktG with an exclusion of subscription rights during the period from the resolution of the Annual General Meeting on the authorization to issue Bonds until the exercise of such authorization shall also be credited against such limit.

The Management Board may exercise the authorizations to exclude subscription rights to the extent such that the proportional number of all shares attributable to Bonds with exclusion of subscription rights does not exceed 10% of the share capital. This 10% limit shall not be exceeded, neither at the time of resolution on such authorization nor at the time of its utilization. This limits the total volume of Bonds issued without subscription rights. The shareholders are thus additionally protected against any inappropriate dilution of their existing equity interests. Crediting clauses ensure that the Management Board will not exceed the 10% limit by additionally exercising other authorizations – such as any Authorized Capital – and in doing so also excluding the shareholders’ subscription rights.

Duly taking all circumstances stated herein into account, the Management Board considers the exclusion of subscription rights appropriate, necessary, adequate as well as materially justified weighing the interests of the Company and the interests of shareholders for the stated reasons and in consideration of the potential dilutive effect to the disadvantage of the shareholders.

Currently, there are no specific plans for exercising the authorization to issue Bonds. In any case, the Management Board will carefully examine whether the exercise of the authorization and any potential exclusion of subscription rights is in the interest of the Company and its shareholders.

The Management Board will report to the respective following General Meeting on any exercise of the authorization pursuant to agenda item 8 b).

III.	Further information and notes regarding the convening

1.	Total number of shares and voting rights

At the time of the convening of the Annual General Meeting, the share capital of the Company is composed of 293,413,449 non-par value shares and consists solely of bearer shares, having one vote per share. The Company does not hold any treasury shares at the time of the convening of the Annual General Meeting. Therefore, there are 293,413,449 voting rights at the time of the convening of the Annual General Meeting.

2.	Requirements for the participation in the Annual General Meeting and the exercise of voting rights

Only those shareholders are entitled to participate in the Annual General Meeting and to exercise their voting rights who have registered with the Company in text form in German or English by no later than the end of 15 May 2025, 24:00 hours (CEST) using one of the contact options below and have provided the Company with evidence of their entitlement to participate in the Annual General Meeting and to exercise their voting rights:

Fresenius Medical Care AG
c/o Computershare Operations Center
80249 Munich
Germany
or by e-mail: anmeldestelle@computershare.de

As evidence of their entitlement to attend the Annual General Meeting and to exercise their voting rights, shareholders must, by the end of 15 May 2025, 24:00 hours (CEST) at the latest, provide evidence of their shareholding issued by the ultimate intermediary, usually their depositary institution, in text form in German or English to one of the aforementioned contact options. Evidence pursuant to sec. 67c (3) AktG is sufficient. The evidence of entitlement must relate to the close of business on the 22nd day prior to the Annual General Meeting, i.e., 30 April 2025, 24:00 hours (CEST) (“Record Date”).

Admission tickets to participate in the Annual General Meeting will be sent to eligible shareholders after the receipt of their registration and evidence of shareholding in due form and in a timely manner using one of the aforementioned contact options. Unlike the registration for the Annual General Meeting and the evidence of shareholding, the admission tickets merely serve as organizational aids and are not required in order to participate in the Annual General Meeting or to exercise voting rights. Most depositary institutions will ensure that admission tickets are received in good time, provided that shareholders complete the admission ticket order forms sent to them by their depositary institution and return them to their depositary institution in good time for the latter to be able to register and provide evidence of shareholding for the shareholder in good time. We ask shareholders, in their own interest, to contact their depositary institution as early as possible to ensure an early registration and a timely receipt of the admission ticket.

As regards the participation in the Annual General Meeting and the exercise of voting rights, only those who have duly provided evidence of shareholding are considered shareholders in relation to the Company. The right of participation in the Annual General Meeting and the extent of the voting rights are solely determined by the shareholding on the Record Date. The Record Date is not accompanied by a lock on the sale of shares, i.e., shareholders may dispose of their shares even after registration. Even a full or partial sale of the shareholding after the Record Date does not affect the right to participate and the extent of the voting rights. This also applies accordingly to the acquisition of shares after the Record Date. Persons who do not yet hold shares on the Record Date and become shareholders only thereafter are entitled to participate in the Annual General Meeting and exercise voting rights for the shares held by them only to the extent that they are authorized by proxy or otherwise authorized to exercise rights. However, the Record Date has no relevance for dividend entitlement because this is solely linked to the shareholder status on the date of the resolution on the allocation of distributable profit by the Annual General Meeting.

3.	Proxy voting procedure

Shareholders may also have their rights in connection with the Annual General Meeting exercised by a proxy, e.g., an intermediary, an association of shareholders, a proxy advisor or another person of their choice. If the shareholder authorizes more than one person, the Company may reject one or more of these. For the authorization of the voting proxies appointed by the Company who are bound by instructions, the special features described under Section III.4 apply.

The granting of proxy authorization, its revocation and the proof of authorization vis-à-vis the Company must be in text form. Intermediaries as defined by sec. 67a (4) AktG, associations of shareholders, proxy advisors or other persons as defined by sec. 135 (8) AktG, insofar as proxy authorization shall be granted to them, may require different procedures, which need to be obtained from them in each case.

The proxy authorization may be granted to the proxy or granted or proven to the Company. The proof of the authorization of a proxy may either be presented at the entrance to the meeting venue of the Annual General Meeting on the day of the Annual General Meeting or be submitted to the Company in advance to one of the following contact options:

Fresenius Medical Care AG
c/o Computershare Operations Center
80249 Munich
Germany
or by e-mail: anmeldestelle@computershare.de

In case the proxy authorization or the proof of the authorization of a proxy is submitted to the Company in advance to the postal address or e-mail address stated above, we for organizational reasons ask for a corresponding submission by 21 May 2025, 24:00 hours (CEST).

The submission may also be made via electronic communication using the password-protected authorization and instruction system (Shareholder Portal) in accordance with the explanations under Section III.5.

This does not affect the possibility of granting proxy authorization to a third party at the Annual General Meeting on site.

In order to allow a clear allocation of the proxy authorization, please state the full name or company, place of residence or business address, and admission ticket number of the shareholder.

After registration has been completed, the Company will provide a form that can be used to grant proxy authorization together with the admission ticket. A corresponding form for granting proxy authorization can also be downloaded from the Company’s website at:

www.freseniusmedicalcare.com/en/agm

If the Company receives divergent declarations in connection with the granting and revocation of a proxy authorization by different means of transmission and if the Company cannot identify which of these declarations was made last, these declarations shall be treated as binding in the following order of transmission: (1) authorization and instruction system for the Annual General Meeting (Shareholder Portal), (2) pursuant to sec. 67c (1) and (2) sentence 3 AktG in conjunction with Art. 2 (1) and (3) and Art. 9 (4) of the Implementing Regulation (EU) 2018/1212, (3) e-mail and (4) paper form.

Registration and evidence of shareholding in due form and in a timely manner in accordance with the above provisions are also required in case a proxy authorization is granted (see Section III.2, “Requirements for the participation in the Annual General Meeting and the exercise of voting rights”). This does not preclude the granting of a proxy authorization after registration and providing evidence of shareholding.

4.	Voting procedure for proxies appointed by the Company and bound by instructions

The Company offers its shareholders or their proxies the opportunity to be represented by proxies appointed by the Company and bound by instructions. The proxies appointed by the Company are employees of the Company or of an affiliated company of the Company who vote on the individual agenda items in accordance with the instructions given to them based on authorizations by shareholders or their proxies. These proxies appointed by the Company must be granted proxy authorization in text form as well as explicit instructions for the exercise of voting rights. The proxies appointed by the Company will not exercise the voting rights at their own discretion but exclusively on the basis of the instructions given by the shareholder. If no explicit and unambiguous instructions have been given, the proxies appointed by the Company will abstain from voting on the relevant agenda items. If an individual vote is to be taken on an agenda item without this having been communicated in advance of the Annual General Meeting, an instruction on this agenda item as a whole shall also be deemed to be a corresponding instruction for each item of the individual vote. The proxies appointed by the Company will not accept any instructions to speak, ask questions, propose motions, submit election proposals or make statements for the record, either in the run-up to the Annual General Meeting or during the Annual General Meeting, nor will they exercise any other shareholder rights.

After registration has been completed, the Company will provide a form together with the admission ticket that can be used to grant proxy authorization and issue instructions. A corresponding form for granting proxy authorization and issuing instructions can also be downloaded from the Company’s website at:

www.freseniusmedicalcare.com/en/agm

Proxy authorization including voting instructions for the proxies appointed by the Company may already be submitted to the Company prior to the Annual General Meeting. In this case, proxy authorization and voting instructions must be received by the Company for organizational reasons by 21 May 2025, 24:00 hours (CEST) at one of the following contact options:

Fresenius Medical Care AG
c/o Computershare Operations Center
80249 Munich
Germany
or by e-mail: anmeldestelle@computershare.de

The submission may also be made via electronic communication using the password-protected authorization and instruction system (Shareholder Portal) in accordance with the explanations under Section III.5.

This does not preclude the possibility to grant proxy authorization to the proxies appointed by the Company and to give them instructions at the Annual General Meeting until the beginning of voting.

The authorization of proxies appointed by the Company does not preclude a personal participation in the Annual General Meeting. If a shareholder wishes to participate and exercise his or her shareholders’ rights in person or via another proxy despite having authorized the proxies appointed by the Company, participation in person or via such other proxy is deemed a revocation of the proxy authorization granted to the proxies appointed by the Company.

If the Company receives divergent declarations in connection with the granting and revocation of a proxy authorization or instructions by different means of transmission and if the Company cannot identify which of these declarations was made last, these declarations shall be treated as binding in the following order of transmission: (1) authorization and instruction system for the Annual General Meeting (Shareholder Portal), (2) pursuant to sec. 67c (1) and (2) sentence 3 AktG in conjunction with Art. 2 (1) and (3) and Art. 9 (4) of the Implementing Regulation (EU) 2018/1212, (3) e-mail and (4) paper form.

Registration and evidence of shareholding in due form and in a timely manner in accordance with the provisions stated above are also required in case a proxy authorization is granted to the proxies appointed by the Company (see Section III.2, “Requirements for the participation in the Annual General Meeting and the exercise of voting rights”).

5.	Electronic transmission of proxy authorization and instructions, revocation of proxy authorizations and proof of authorization (Shareholder Portal)

Proxy authorizations and instructions, the revocation of proxy authorizations and proof of authorization can until 21 May 2025, 24:00 hours (CEST) – subject to technical availability – also be transmitted electronically to the Company via an internet-based authorization and instruction system (“Shareholder Portal”). Shareholders who have properly registered and properly provided evidence of their shareholding can access this password-protected Shareholder Portal expected to be accessible from 30 April 2025 on the Company’s website at:

www.freseniusmedicalcare.com/en/agm

Further information and deadlines for using the Shareholder Portal can also be found there. Access to the password-protected Shareholder Portal requires the entry of access data, which will be sent to shareholders or their proxies with the admission ticket after proper registration and provision of evidence of shareholding.

6.	Information on shareholders’ rights pursuant to sec. 122 (2), sec. 126 (1), sec. 127, sec. 131 (1) AktG

a)	Supplements to the agenda at the request of a minority according to sec. 122 (2) AktG

Shareholders whose total combined shares amount to the twentieth part of the share capital or the proportionate amount of the share capital of EUR 500,000.00 (that is equivalent to 500,000 non-par value shares) can request, according to sec. 122 (2) AktG, that items be placed on the agenda and be published. For each new item, reasons or a draft resolution must be attached.

Supplemental requests must be received by the Company at least 30 days prior to the Annual General Meeting in writing; the day of receipt and the day of the Annual General Meeting are not included in that calculation. Therefore, the last possible date for receipt is 21 April 2025, 24:00 hours (CEST).

Applicants must provide evidence that they have held the minimum quantity of shares for at least 90 days prior to the day of the receipt of the supplemental request by the Company and that they hold the shares until the decision of the Management Board on the supplemental request (sec. 122 (2), (1) sentence 3 AktG). When calculating the shareholding period, sec. 70 AktG must be observed.

We ask shareholders to submit any supplemental requests to the following address:

Fresenius Medical Care AG
– Vorstand –
Else-Kröner-Straße 1
61352 Bad Homburg v.d. Höhe
Germany

Unless made public with the invitation of the Annual General Meeting, supplements to the agenda that are required to be published are published without undue delay upon receipt of the supplemental request in the German Federal Gazette (Bundesanzeiger). In addition, such requests are made accessible to shareholders on the Company’s website at

www.freseniusmedicalcare.com/en/agm

without undue delay and communicated pursuant to sec. 125 (1) sentence 3 AktG.

b)	Motions and election proposals by shareholders according to sec. 126 (1), sec. 127 AktG

Prior to the Annual General Meeting shareholders may submit countermotions regarding proposals made by the Management Board and/or the Supervisory Board on specific agenda items as well as election proposals to the Company. Countermotions and election proposals to be made available which are received by the Company at least 14 days before the Annual General Meeting, not including the day of receipt and the day of the Annual General Meeting, i.e., no later than 7 May 2025, 24:00 hours (CEST), using one of the contact options below, will be made available to the other shareholders, including the name of the shareholder and any reasons, on the Company’s website at www.freseniusmedicalcare.com/en/agm.

Any comments of the management of the Company on countermotions or election proposals will also be published under the aforementioned website.

Countermotions and election proposals must be sent exclusively to one of the following contact options:

Fresenius Medical Care AG
– Investor Relations –
Else-Kröner-Straße 1
61352 Bad Homburg v.d. Höhe
Germany
or by e-mail: hauptversammlung@freseniusmedicalcare.com

Countermotions or election proposals addressed elsewhere will not be considered.

A countermotion and any reasons given do not need to be made accessible under the prerequisites of sec. 126 (2) sentence 1 AktG. Pursuant to sec. 126 (2) sentence 2 AktG, any reasons for a countermotion also do not need to be made available if they amount to more than 5,000 characters in total. Sec. 126 AktG applies mutatis mutandis to election proposals of a shareholder pursuant to sec. 127 AktG. In addition, the Management Board is not obligated to publish an election proposal pursuant to sec. 127 sentence 3 AktG if such election proposal fails to contain the information required by sec. 124 (3) sentence 4 AktG and sec. 125 (1) sentence 5 AktG.

c)	Right to information pursuant to sec. 131 (1) AktG

Upon request pursuant to sec. 131 (1) AktG, each shareholder shall in the Annual General Meeting be provided with information on the affairs of the Company by the Management Board including the legal and business relationships of the Company with affiliated companies and about the situation of the group and the companies included in the consolidated financial statements. This applies only to the extent that the information is necessary for a proper evaluation of an item on the agenda. The Management Board may refuse to provide information on the grounds listed in sec. 131 (3) sentence 1 AktG.

Pursuant to sec. 131 (2) sentence 2 AktG in conjunction with Article 18 (2) sentence 2 of the Articles of Association of the Company, the chairperson of the meeting is entitled to reasonably limit the shareholders’ speaking time and the time to ask questions at the beginning or during the Annual General Meeting, insofar as this is permitted by law.

d)	Further information on the rights of the shareholders

Further explanations of the shareholders’ rights under sec. 122 (2), sec. 126 (1), sec. 127 and sec. 131 (1) AktG are available on the Company’s website at:

www.freseniusmedicalcare.com/en/agm

7.	Information on the Company’s website

This invitation to the Annual General Meeting, the documents to be made available to the Annual General Meeting and further information in connection with the Annual General Meeting pursuant to sec. 124a AktG can be accessed via the website of the Company at

www.freseniusmedicalcare.com/en/agm

as of the convening of the Annual General Meeting and will also be accessible there during the Annual General Meeting.

The documents to be made available to the General Meeting will also be available for inspection by the shareholders at the Annual General Meeting. These documents will also be available for inspection by the shareholders at the offices of the Company, Fresenius Medical Care AG, Else-Kröner-Straße 1, 61352 Bad Homburg v. d. Höhe, Germany, from the date of the convening of the Annual General Meeting.

In addition, it is intended to publish the speech of the chairwoman of the Management Board on the aforementioned website of the Company prior to the Annual General Meeting.

The voting results will also be published on the aforementioned website of the Company after the Annual General Meeting.

8.	Audio and visual broadcast

The chairperson of the meeting is expected to arrange that all shareholders of the Company and interested members of the public can follow the introductory statement of the chairperson of the meeting and the speech of the chairwoman of the Management Board live on the internet in video and audio from 10:00 hours (CEST) on the day of the Annual General Meeting. In this case, unrestricted access to the live broadcast will be made available via the website:

www.freseniusmedicalcare.com/en/agm

9.	Time specifications in this invitation

The time specifications in this invitation refer to the Central European Summer Time (CEST) unless explicitly stated otherwise. With regard to the Coordinated Universal Time (UTC) this translates to UTC = CEST minus two hours.

10.	Communication via intermediaries

In accordance with sec. 67c AktG in conjunction with the Implementing Regulation (EU) 2018/1212, registration for the Annual General Meeting, evidence of shareholding, proxy authorization to third parties as well as authorization and instructions to the proxies appointed by the Company can also be transmitted to the Company via intermediaries in ISO format 20022 (e.g., SWIFT with the code: CMDHDEMMXXX) within the applicable, aforementioned deadlines. Authorization via the SWIFT Relationship Management Application (RMA) is required for the use of SWIFT communication.

Shareholders who wish to make use of this means of communication are asked to contact their respective (ultimate) intermediary, for example their custodian bank, for further details.

11.	Notice to the holders of American Depositary Receipts (ADR) regarding the Annual General Meeting

Holders of ADR will generally submit voting instructions to The Bank of New York Mellon, in its capacity as the depositary bank, with respect to the shares represented by their ADR. The Bank of New York Mellon will distribute to ADR holders (a) a notice informing ADR holders of the electronic availability of the invitation to the Annual General Meeting and the agenda, as well as the materials referred to in the agenda, and (b) a voting instruction form. Voting instructions must be received by The Bank of New York Mellon by no later than 12 May 2025 prior to 17:00 hours (EDT) (UTC = EDT plus four hours). Persons whose ADR are held by a bank, a broker or another intermediary may be required to provide their voting instructions through their intermediaries, who will in turn forward such instructions to the depositary bank.

12.	Data protection information for shareholders and their proxies

When shareholders register for the Annual General Meeting and exercise their shareholder rights in relation to the Annual General Meeting or issue a proxy authorization, the Company collects personal data about the shareholders and/or their proxies in order to enable the shareholders and their proxies to exercise their rights in relation to the Annual General Meeting. The Company processes personal data as a data controller in accordance with the provisions of the General Data Protection Regulation (“GDPR”) and all other applicable laws.

Details on the processing of personal data and the rights of shareholders and/or their proxies under the GDPR can be found on the Company’s website at:

www.freseniusmedicalcare.com/en/agm

Hof (Saale), April 2025

Fresenius Medical Care AG
The Management Board